

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via E-Mail</u>
Mr. Fadi Zeidan
Principal Financial Officer
Surf A Movie Solutions, Inc.
19744 Beach Boulevard, #149
Huntington Beach, California 92648

      Re: **Surf A Movie Solutions Inc.**
                Form 10-K for the Year ended September 30, 2011
                Filed December 27, 2011
                File No. 000-53855

Dear Mr. Zeidan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief